Vasogen Inc.                                                   Quest Diagnostics

Contacts:                                                              Contacts:
Glenn Neumann, Investor Relations            Gary Samuels (Media) (201) 393-5700
2155 Dunwin Drive                       Cathy Doherty (Investors) (201) 393-5030
Mississauga (Toronto), ON L5L 4M1                 Quest Diagnostics Incorporated
tel: (905) 569-9065   fax: (905) 569-9231                     One Malcolm Avenue
www.vasogen.com / investor@vasogen.com                       Teterboro, NJ 07608

Justin Jackson (Media) /Jonathan M. Nugent (Investors)
Burns McClellan  (212) 213-0006

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FOR IMMEDIATE RELEASE

              QUEST DIAGNOSTICS AND VASOGEN FORM STRATEGIC ALLIANCE
               TO JOINTLY COMMERCIALIZE IMMUNE MODULATION THERAPY

TETERBORO, N.J., and TORONTO, Ont., November 7, 2001 -- Quest Diagnostics Incorporated (NYSE: DGX), the leading provider of diagnostic testing, information and services in the U.S., and Vasogen Inc. (TSE: VAS; AMEX: MEW), a developer of immune modulation therapies for the treatment of inflammatory disease, today announced the formation of a strategic alliance to jointly commercialize Vasogen's immune modulation therapy in the United States. Vasogen's immune modulation therapy targets a fundamental cause of a broad range of diseases by beneficially modulating destructive inflammatory processes.

Under the terms of the agreement, Quest Diagnostics has been granted the exclusive rights to distribute Vasogen's immune modulation therapy in the United States. As clinical trials of Vasogen's immune modulation therapy advance in the areas of cardiovascular, autoimmune, and other inflammatory diseases, Vasogen and Quest Diagnostics will work together to establish the distribution infrastructure to support a successful market introduction. The companies will share in product revenues. As part of the agreement, Quest Diagnostics will make a $7.5 million (U.S.) equity investment in Vasogen. In addition, Quest Diagnostics' continued exclusivity is subject to milestone payments, the timing of which is tied to the FDA approval process.

"Vasogen has developed a therapeutic intervention that targets diseases affecting millions of Americans," said Surya Mohapatra, Ph.D., President and Chief Operating Officer of Quest Diagnostics. "We look forward to collaborating with Vasogen to introduce this innovative new treatment to the U.S. market."

"Quest Diagnostics provides the best possible combination of health care expertise, geographic reach, and patient service infrastructure to support U.S. commercialization and revenue growth," said David Elsley, President and Chief Executive Officer of Vasogen.


                                    - more -

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                                                     ...page 2, November 7, 2001


About Quest Diagnostics
Quest Diagnostics, based in Teterboro, N.J., is the nation's leading provider of diagnostic testing, information and services with $3.4 billion in annual revenues. The company's diagnostic testing yields information that enables health care professionals and consumers to make better decisions to improve health. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of approximately 30 full-service laboratories, 150 rapid response laboratories and more than 1,300 patient service centers, where specimens are collected. Quest Diagnostics is the leading provider of esoteric testing, including gene-based testing, and is the leader in routine medical testing, drugs of abuse testing, and non-hospital-based anatomic pathology testing. Quest Diagnostics empowers health care organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Through partnerships with pharmaceutical, biotechnology and information technology companies, Quest Diagnostics provides support to help speed the development of health care insights and new therapeutics. Additional company information can be found on the Internet at: www.questdiagnostics.com.


About Vasogen
Vasogen Inc., based in Toronto, is engaged in the research, development, and commercialization of immune modulation therapy for the treatment of cardiovascular, autoimmune, and related inflammatory diseases. Vasogen's immune modulation therapy is delivered during a 20-minute outpatient procedure, which involves the stressing of a small sample of a patient's blood cells using a proprietary medical device technology, followed by the administration of stressed cells to the patient. Vasogen's therapeutic intervention exploits the physiological response of the immune system to stressed cells, promoting an anti-inflammatory environment by beneficially modulating inflammatory and anti-inflammatory cytokines. The Company's lead clinical program, currently in pivotal clinical trials in the United States, is applying immune modulation therapy to the treatment of peripheral arterial disease. Vasogen's immune modulation therapy is also in clinical trials for a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. Vasogen is also advancing the development of immune modulation therapy for the treatment of neuroinflammatory diseases. Additional company information can be found on the Internet at: www.vasogen.com.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.